Exhibit 99.1

CyberArk Announces Strong Third Quarter 2014 Results

Newton, Mass. and Petach Tikvah, Israel – November 12, 2014 – CyberArk, (NASDAQ: CYBR), the company that protects organizations from cyber attacks that have made their way inside the network perimeter, today announced financial results for the third quarter ended September 30, 2014.

Udi Mokady, CyberArk CEO, said, “We are very pleased with our strong performance in the third quarter, the first quarter we have completed as a public company. Our solid execution, combined with our industry-leading solutions and our profitable, scalable go-to-market model continue to drive our success across the diverse set of customers in our large and under-penetrated available market.”

Financial Highlights for the Third Quarter Ended September 30, 2014

Revenue:

•	Total revenue was $28.0 million, up 66% year-over-year compared with the third quarter of 2013. For the first nine months of 2014, total revenue increased 45% compared with the first nine months of 2013.

•	License revenue was $16.6 million, up 67% compared with the third quarter of 2013.

•	Maintenance and Professional Services revenue was $11.3 million, up 64% year-over-year.

Operating Income:

•	GAAP operating income was $7.7 million for the quarter, compared to $3.0 million in the third quarter of 2013.

•	Non-GAAP operating income was $8.4 million for the quarter, compared to $3.1 million in the third quarter of 2013. Non-GAAP operating income for the third quarter of 2014 excludes $0.7 million of stock-based compensation expense, compared with $0.1 million in the third quarter of 2013.

Net Income:

•	GAAP net income was $3.3 million, compared to GAAP income of $2.5 million in the third quarter of 2013. GAAP net income for the third quarter of 2014 includes $1.9 million in warrant expense, compared with $0.7 million in the third quarter of 2013.

•	GAAP net income per share was $0.11, compared to GAAP net income per share of $0.09 in the third quarter of 2013, based on 29.5 million and 27.0 million diluted shares outstanding, respectively.

•	Non-GAAP net income was $5.9 million, compared to $3.3 million in the third quarter of 2013.

•	Non-GAAP net income per share was $0.20, compared to income per share of $0.12 in the third quarter of 2013, based on 29.5 million and 27.0 million diluted shares outstanding, respectively.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP operating income and net income for the three and nine months ended September 30, 2014 and 2013. An explanation of these measures is also included below under the heading “Non-GAAP Financial Measures.”

Balance Sheet and Cash Flow:

•	As of September 30, 2014, CyberArk had $169.0 million in cash and cash equivalents and short-term deposits inclusive of $90.3 million raised in the Company’s initial public offering which closed on September 29, 2014.

•	During the nine months ended September 30, 2014, the Company generated $13.5 million in cash flow from operations compared to $13.2 million during the first nine months of 2013.

Recent Business Highlights

•	Completed its initial public offering of 6,164,000 ordinary shares at a price to the public of $16.00 per share, which includes 804,000 ordinary shares purchased pursuant to the full exercise of the underwriters’ option to purchase additional shares. All of the shares were offered by CyberArk.

•	Announced CyberArk Privileged Threat Analytics 2.0, an expert system for privileged account security intelligence. The expanded analytics includes new self-learning, behavior-based algorithms that enable customers to detect attacks faster by pinpointing malicious privileged account activity previously hidden in the sheer volume of information collected by big data analytics solutions.

•	Introduced comprehensive Secure Shell (SSH) key management with the release of version 9 of CyberArk Privileged Account Security Solution. Customers can now secure and manage SSH keys as well as other privileged credentials in a single, integrated platform to protect against advanced external attackers and malicious insiders.

Business Outlook

Based on information available as of November 12, 2014, CyberArk is issuing guidance for the fourth quarter and full year 2014 as indicated below.

Fourth Quarter 2014:

•	Total revenue is expected to be in the range of $26.0 million to $27.0 million which represents 30% to 35% year-over-year growth.

•	Non-GAAP operating income is expected to in the range of $1.6 million to $2.5 million.

•	Non-GAAP income per share is expected to be in the range of $0.04 to $0.06. This assumes 34.7 million diluted shares outstanding.

Full Year 2014:

•	Total revenue is expected to be in the range of $92.7 million to $93.7 million which represents 40% to 42% year-over-year growth.

•	Non-GAAP operating income is expected to in the range of $13.6 million to $14.5 million.

•	Non-GAAP income per share is expected to be in the range of $0.29 to $0.31. This assumes 30.0 million diluted shares outstanding.

Conference Call Information

CyberArk will host a conference call on Wednesday, November 12, 2014 at 5:00 p.m. Eastern Time (ET) to discuss the company’s third quarter financial results and business outlook. To access this call, dial 888-481-2877 (domestic) or 719-325-2215 (international). The conference ID is 6537013. Additionally, a live webcast of the conference call will be available in the “Investor Relations” section of the Company’s web site at www.cyberark.com. Following the conference call, a replay will be available for one week at 877-870-5176 (U.S.) or 858-384-5517 (international). The replay pass code is 6537013. An archived webcast of this conference call will also be available in the “Investor Relations” section of the Company’s web site at www.cyberark.com.

About CyberArk

CyberArk (NASDAQ: CYBR) is the only security company focused on eliminating the most advanced cyber threats; those that use insider privileges to attack the heart of the enterprise. Dedicated to stopping attacks before they stop business, CyberArk proactively secures against cyber threats before attacks can escalate and do irreparable damage. The company is trusted by the world’s leading companies – including more than 35 percent of the Fortune 100 and 17 of the world’s top 20 banks – to protect their highest value information assets, infrastructure and applications. A global company, CyberArk is headquartered in Petach Tikvah, Israel, with U.S. headquarters located in Newton, MA. The company also has offices throughout EMEA and Asia-Pacific. To learn more about CyberArk, visit www.cyberark.com.

Copyright © 2014 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Non-GAAP Financial Measures

CyberArk believes that the use of non-GAAP operating income and non-GAAP net income is helpful to our investors. These financial measures are not measures of our financial performance under U.S. GAAP and should not be considered as alternatives to operating income or net income or any other performance measures derived in accordance with GAAP.

•	For the three and nine months ended September 30, 2014 and 2013, non-GAAP operating income is calculated as operating income excluding stock-based compensation expense.

•	For the three and nine months ended September 30, 2014 and 2013, non-GAAP net income is calculated as net income excluding (i) stock-based compensation expense and (ii) financial expenses resulting from the revaluation of warrants to purchase preferred shares.

Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expense, the Company believes that providing non-GAAP financial measures that exclude stock-based compensation expense allows for more meaningful comparisons of our period to period operating results. Stock-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of the compensation provided to our employees. In addition, the Company believes that excluding financial expenses with respect to revaluation of warrants to purchase preferred shares allows for more meaningful comparison between our net income from period to period, especially since upon the closing of the IPO, the warrants were exercised for ordinary shares, and as a result, are no longer evaluated at each balance sheet date. Each of these financial measures is an important tool for financial and operational decision-making and for evaluating our own operating results over different periods of time.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on our reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S GAAP. CyberArk urges investors to review the reconciliation of our non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measures to evaluate our business.

Cautionary Language Concerning Forward-Looking Statements

This release may contain forward-looking statements, which express the current beliefs and expectations of our management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes in the new and rapidly evolving cyber threat landscape; our failure to effectively manage our growth; fluctuations in our quarterly results of operations; real or perceived shortcomings, defects or vulnerabilities in our solution or the failure of our solution to meet customers’ needs; our inability to acquire new customers or sell additional products and services to existing customers; competition from IT security vendors and other factors discussed under the heading “Risk Factors” in the final prospectus for our initial public offering filed with the Securities and Exchange Commission on September 24, 2014. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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Investor Contact:

Staci Mortenson

ICR

617-558-2132

ir@cyberark.com

Media Contact:

Eric Seymour

CyberArk

617-796-3240

press@cyberark.com

CYBERARK SOFTWARE LTD.

Consolidated Statements of Operations

	3 Months Ended		9 Months Ended
	Sep 30,		Sep 30,
	2013	2014	2013	2014
	(unaudited)		(unaudited)
Revenues:
License	$9,970	$16,620	$26,389	$36,869
Maintenance and professional services	6,920	11,341	19,716	29,825

Total revenues	16,890	27,961	46,105	66,694
Cost of revenues:
License	223	462	735	1,823
Maintenance and professional services	1,920	3,072	5,786	8,372

Total cost of revenues	2,143	3,534	6,521	10,195

Gross profit	14,747	24,427	39,584	56,499

Operating expenses:
Research and development	2,717	3,658	7,554	10,237
Sales and marketing	7,876	11,040	22,433	30,155
General and administrative	1,156	2,041	3,176	5,159

Total operating expenses	11,749	16,739	33,163	45,551

Operating income	2,998	7,688	6,421	10,948
Financial expenses, net	(341)	(2,952)	(623)	(5,433)
Taxes on income	(144)	(1,424)	(559)	(2,221)

Net income	$2,513	$3,312	$5,239	$3,294

Basic net income (loss) per ordinary share	$0.18	$0.24	$0.24	$(0.07)

Diluted net income (loss) per ordinary share	$0.09	$0.11	$0.17	$(0.07)

Shares used in computing net income per ordinary shares, basic	6,928,430	8,658,491	6,881,006	7,624,462

Shares used in computing net income per ordinary shares, diluted	27,003,882	29,488,511	9,446,687	7,624,462

Share-based Compensation Expense:
	3 Months Ended		9 Months Ended
	Sep 30,		Sep 30,
	2013	2014	2013	2014
	(unaudited)		(unaudited)
Cost of revenues	$8	$23	$25	$68
Research and development	17	33	47	99
Sales and marketing	47	52	141	150
General and administrative	38	578	73	709

Total share-based compensation expense	$110	$686	$286	$1,026

CYBERARK SOFTWARE LTD.

Consolidated Balance Sheets

	Dec 31,	Sep 30,
	2013	2014
		(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$62,379	$167,846
Short-term bank deposits	3,182	1,163
Trade receivables	12,728	11,033
Prepaid expenses and other current assets	2,119	1,760
Short-term deferred tax asset	2,676	3,023

Total current assets	83,084	184,825

LONG-TERM ASSETS:
Property and equipment, net	1,272	1,916
Severance pay fund	3,071	3,158
Prepaid expenses and other long-term assets	819	767
Long-term deferred tax asset	1,478	2,364

Total long-term assets	6,640	8,205

Total assets	$89,724	$193,030

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$1,766	$1,944
Employees and payroll accruals	6,821	6,170
Deferred revenues	18,175	19,130
Accrued expenses and other current liabilities	4,582	5,596

Total current liabilities	31,344	32,840

LONG-TERM LIABILITIES:
Deferred revenues	6,303	8,612
Long-term deferred tax Liabilities	27	27
Accrued severance pay	4,070	4,183
Warrants to purchase preferred shares	2,134	—

Total long-term liabilities	12,534	12,822

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.01 par value	17	74
Preferred shares of NIS 0.01 par value	41	—
Additional paid-in capital	34,811	133,359
Accumulated other comprehensive income (Loss)	155	(181)
Retained earnings	10,822	14,116

Total shareholders’ equity	45,846	147,368

Total liabilities and shareholders’ equity	$89,724	$193,030

CYBERARK SOFTWARE LTD.

Consolidated Statements of Cash Flows

	9 Months Ended Sep 30,
	2013	2014
	(unaudited)
Cash flows from operating activities:
Net income	$5,239	$3,294
Adjustments to reconcile net income to net cash provided in operating activities:
Depreciation	341	570
Share based compensation expenses	286	1,026
Tax benefit related to exercise of share options	—	139
Deferred income taxes, net	(525)	392
Decrease (increase) in trade receivables	(1,792)	1,695
Decrease (increase) in prepaid expenses and other current and long-term assets	(568)	221
Increase (decrease) in trade payables	335	(627)
Changes in fair value of warrants to purchase preferred shares	799	4,309
Increase in short term and long term deferred revenues	7,654	3,264
Increase in employees and payroll accruals	(174)	(651)
Increase (decrease) in accrued expenses and other current liabilities	1,276	(144)
Increase in accrued severance pay, net	337	26

Net cash provided by operating activities	13,208	13,514

Cash flows from investing activities:
Proceeds from short term deposit	4,913	3,333
Investment in short term deposit	(7,145)	(1,314)
Purchase of property and equipment	(601)	(1,256)

Net cash provided by (used in) investing activities	(2,833)	763

Cash flows from financing activities:
Issuance of shares, net	—	90,325
Proceeds from exercise of options and warrants	118	865

Net cash provided by financing activities	118	91,190

Increase in cash and cash equivalents	10,493	105,467
Cash and cash equivalents at the beginning of the period	42,887	62,379

Cash and cash equivalents at the end of the period	$53,380	$167,846

Reconciliation of Operating Income to Non-GAAP Operating Income:

	3 Months Ended		9 Months Ended
	Sep 30,		Sep 30,
	2013	2014	2013	2014
	(unaudited)		(unaudited)
Operating income	$2,998	$7,688	$6,421	$10,948
Share-based compensation	110	686	286	1,026

Non-GAAP operating income	$3,108	$8,374	$6,707	$11,974

Reconciliation of Net Income to Non-GAAP Net Income:

	3 Months Ended		9 Months Ended
	Sep 30,		Sep 30,
	2013	2014	2013	2014
	(unaudited)		(unaudited)
Net income	$2,513	$3,312	$5,239	$3,294
Share-based compensation	110	686	286	1,026
Warrant adjustment	647	1,879	799	4,309

Non-GAAP net income	$3,270	$5,877	$6,324	$8,629

Non-GAAP net income per share
Basic	$0.29	$0.53	$0.39	$0.63

Diluted	$0.12	$0.20	$0.24	$0.34

Weighted average number of shares
Basic	6,928,430	8,658,491	6,881,006	7,624,462

Diluted	27,003,882	29,488,511	26,015,767	25,613,856